EXHIBIT 23.2

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Employee Stock Purchase Plan of Transocean Sedco Forex Inc. of our report dated January 25, 2001, with respect to the consolidated balance sheets as of December 31, 2000 and 1999, and the related consolidated statements of operations, equity and cash flows for the year ended December 31, 2000, and the related combined statements of operations, equity and cash flows for the year ended December 31, 1999 (and the related financial statement schedule) of Transocean Sedco Forex Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2000, filed with the Securities and Exchange Commission.

                              /s/ Ernst & Young LLP

Houston,  Texas
December  17,  2001


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